FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of November 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On November 2, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: November 2, 2005

Exhibit 1

Compugen Reports Third Quarter 2005 Financial Results

Alex Kotzer assumes President and CEO Position

TEL AVIV, ISRAEL, Nov. 2, 2005 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the third quarter ended September 30, 2005. As previously announced, effective September 1, 2005, Alex Kotzer assumed the position of President and Chief Executive Officer.

"I am delighted to join Compugen at this point in time as the company focuses on developing and commercializing its many potential biomarkers and therapeutic proteins. These potential products are resulting from our pioneering research efforts in predictable methods of discovery." stated Mr. Kotzer.

Martin Gerstel, Compugen`s Chairman added, "Alex brings to Compugen many years of relevant experience and a proven track record in managing biotech operations in his previous positions at Serono and InterPharm. His background makes him ideal to lead Compugen as we move forward with the development and commercialization of our diagnostic and therapeutic product candidates as well as to continue to advance our predictive research capabilities and the unique discovery engines based on these capabilities."

Revenues and governmental and other grants for the third quarter of 2005 were $761,000 (including $666,000 from governmental and other grants), compared to $971,000 (including $326,000 from governmental and other grants) for the third quarter of 2004. The net loss for the quarter was $3.6 million (including a non-cash expense of $332,000 for amortization of deferred compensation), or $0.13 per share, compared with a net loss of $3.6 million (including a non-cash expense of $231,000 for amortization of deferred compensation), or $0.13 per share, for the corresponding quarter of 2004.

Revenues and governmental and other grants for the nine months ended September 30, 2005 were $2.1 million (including $1.5 million from governmental and other grants), compared to $3.5 million for the same period in 2004 (including $1 million from governmental and other grants). The net loss for the first nine months of 2005 was $10.6 million (including a non-cash expense of $313,000 for amortization of deferred compensation), or $0.38 per share, compared with a net loss of $10.0 million (including a non-cash expense of $600,000 for amortization of deferred compensation), or $0.36 per share, for the same period in 2004.

As of September 30, 2005, Compugen had $38 million in cash, cash equivalents, and marketable securities, a decrease of $3 million from June 30, 2005.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its third quarter results on November 2nd, 2005 at 10:00 AM EST. To access the conference call, please dial 1-866-860-9642 from the US or +972-3-918-0610 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-866-276-1485 from the US or +972-3-925-5901. The replay will be available until 12 noon EST on November 4nd, 2005.

The call will also be available via live Web cast through Compugen`s Website, located at www.cgen.com.

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry, and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Ortho-Clinical Diagnostics, a Johnson & Johnson company. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005 Unaudited	2004 Unaudited	2005 Unaudited	2004 Unaudited

Revenues	95	645	646	2,471
Governmental and other grants	666	326	1,454	1,004
Total revenues and grants
	761	971	2,100	3,475

Cost and Expenses
Cost of revenues	72	292	148	1,018
Research and development expenses	2,974	2,762	9,547	8,570
Sales and marketing expenses	417	644	1,324	2,063
General and administrative expenses	731	812	2,039	2,374
Amortization of deferred compensation	332	231	313	600
Total operating expenses	4,526	4,741	13,371	14,625

Operating loss	(3,765)	(3,770)	(11,271)	(11,150)
Financing income, net	160	245	472	1,075
Other income	52	57	168	250
Capital loss	-	(154)	-	(154)
Net loss	(3,553)	(3,622)	(10,631)	(9,979)
Basic and diluted net loss per ordinary share	(0.13)	(0.13)	(0.38)	(0.36)
Weighted average number of ordinary shares outstanding	27,779,670	27,547,239	27,770,852	27,401,795

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

September 30, 2005

Unaudited

		December 31, 2004 Audited

ASSETS

Current assets

Cash, cash equivalents, short-term cash deposits, and marketable securities	29,954	20,574
Receivables and prepaid expenses	788	1,545
Total current assets	30,742	22,119

Long-term investments
8,097	27,854
Other assets	1,682	1,641
Property and equipment, net	3,465	3,739
Total assets	43,986	55,353

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities

2,049	3,107
Deferred revenues	200	276
Total current liabilities	2,249	3,383

Long-term liabilities
1,797	1,878
Other long-term liabilities	60	60
Excess of losses over investment in Evogene	466	466
Total long-term liabilities	2,323	2,404

Total shareholders` equity	39,414	49,566
Total liabilities and shareholders` equity	43,986	55,353

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